Exhibit 99.1

Reference Form

2015

Itaú Unibanco Holding S.A.

Itaú

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547, fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	10/10/2016 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

V9	Update in items 15.8, 17.1 and 17.5	09/29/2016

V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, and as compared to 2014, we changed the presentation of our segments in order for them to reflect them with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking, and these are the main changes for the segment presentation.

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the results of this segment arise from the offer of banking products and services to a diversified client base of individuals and companies, account and non-account holders. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (very small and small companies). This segment includes financing and credit offered outside the branch network, the offer of credit cards and Itaú BMG Consignado operations.

✓	Wholesale Banking: the results of the Wholesale Banking segment arise from products and services offered to middle-market companies, high-net worth clients (Private Banking), the activities of the Latin American units and of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes were announced in the structure of Itaú Unibanco Holding S.A, chaired by Mr. Roberto Setubal, with the introduction of a new Executive Committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Management and Control of Risks & Finance; and Legal, Personnel & Institutional).

b) Incorporation, acquisition or disposal of ownership interest

2016

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and sale of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business combination agreement with Banco BMG, which sets forth the terms and conditions for the combination of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business combination, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

On September 29, Itaú Unibanco entered into an agreement for the purchase and sale of shares with Banco BMG by means of which Itaú Unibanco undertakes to purchase the totality of the interest held by Banco BMG in Itaú BMG Consignado, corresponding to 40% of total capital, for the approximate amount of R$ 1.28 billion. This acquisition is subject to the compliance with certain conditions precedent provided for in the Agreement, including the obtainement of the required applicable regulatory approvals.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels tied to BMG and its affiliates.

2015

Acquisition of Recovery

In December 2015, through our subsidiary Itaú Unibanco, we entered into a purchase agreement and other covenants with Banco BTG Pactual S.A. (BTG), by which Itaú Unibanco agreed to directly or indirectly acquire the total interest of BTG in Recovery do Brasil Consultoria S.A. (Recovery), equivalent to 81.94% of the company’s total stock, for the amount of R$640 million, restated based on interbank deposit rate (CDI) up to the closing date.

This same agreement also provided for Itaú Unibanco’s direct or indirect acquisition of 70% of the portfolio of R$38 billion (face value) in credit rights related to the recovery of portfolios held by BTG, for the amount of R$570 million, restated based on the CDI up to the closing date.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

The expertise of Recovery and its management team in providing overdue credit recovery services will optimize Itaú Unibanco’s operations, which, together with the ongoing provision of services to third parties, will lead to a higher potential growth of Recovery’s activities.

The transaction was closed on March 31, 2016, after meeting certain conditions precedent usual in similar transactions, with the acquisition of 89.08% of interest in Recovery’s capital stock, of which 81.94% of BTG and 7.14% of other stockholders, and of approximately 70% of a portfolio of R$38 billion (face value) in credit rights owned by BTG.

Acquisition of ConectCar

On October 21, 2015, through our subsidiary Rede, we entered into an agreement for the purchase and sale of shares, by which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a provider of intermediation services for the automatic payment of tolls, fuels and parking lots, and in October 2015 it ranked as the second largest company in the sector. Conectar’s shareholding control will be shared by Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares was carried out and the shareholders’ agreement was entered into between Rede and Ipiranga Produtos de Petróleo S.A. on January 29, 2016, after the satisfaction of conditions precedent usual for operations of this nature, including obtaining applicable regulatory approvals.

2014

Large Risk Insurance Operation

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which Itau Unibanco and some of its subsidiaries agreed to sell their total interest in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured. The transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on the pro forma data of December 31, 2013, the large risk insurance operations comprised: stockholders’ equity of R$364 million, assets of R$5.8 billion and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of the shares and the financial settlement of the transaction were carried out on October 31, 2014, and the amount paid was adjusted by the amount of R$13.5 million on September 31, 2015 based on the different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

Itaú CorpBanca

On January 29, 2014, we entered into an agreement with CorpBanca and its controlling stockholders, aimed at the merger of operations of Banco Itaú Chile and CorpBanca (“Transaction Agreement”). On June 2, 2015, together with our subsidiary Banco Itaú Chile, we entered into an amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidad de fomento Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective general stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was carried out on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

At that same date, we entered into a stockholders’ agreement with CorpBanca’s former controlling stockholders, which included provisions on the election of management members, issues subject to our joint approval, and the transfer of shares among us and to third parties accordingly.

Association with Banco BMG

On July 9, 2012, Itaú Unibanco entered into an Association Agreement with Banco BMG, aiming at the offering, distribution and commercialization of payroll loans through the incorporation of a financial institution, the Itaú BMG Consignado. After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, through our subsidiary Itaú Unibanco S.A., we entered into a business unification agreement with Banco BMG, which sets forth the terms and conditions for the unification of the payroll loan business of both Banco BMG and Itaú BMG Consignado. The transaction was completed on July 25, 2014, after all applicable regulatory approvals were obtained. As a result of this business unification, Banco BMG’s interest in the total and voting capital stock of Itaú BMG Consignado increased from 30% to 40%, through a capital increase, which was fully subscribed and paid in by Banco BMG.

This transaction does not have material accounting effects on the results of Itaú Unibanco, which continued to consolidate Itaú BMG Consignado in its financial statements.

2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. The transaction was closed on December 20, 2013, after obtaining the proper regulatory approvals.

Banco Credicard and Credicard Promotora are the entities responsible for the offering and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements as from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

c) Unusual events or operations

In 2015, 2014 and 2013, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

R$ million
	2015	2014	2013
Recurring net income	23,832	20,619	15,836
Non-recurring events	(473)	(377)	(140)
Increase in the social contribution tax rate	3,988	-	-
Complementary allowance for loan losses	(2,793)	(668)	-
Provision for contingencies	(696)	(126)	(754)
Change in the Accounting Treatment of Financial Lease	(520)	-	-
Social security fund	(130)	-	-
Goodwill amortization	(162)	(177)	-
Program for Cash or Installment Payment of Taxes	37	(25)	508
Realization of assets and Impairment	(50)	(9)	(239)
Sale of large risk insurance operations	-	736	-
Criteria adjustment - Credicard	-	(37)	-
Porto Seguro	17	(60)	272
IRB	-	62	131
Improvement of the labor claim provision model	-	(74)	-
Other	(163)	-	(53)
Net income	23,360	20,242	15,696

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE 10.03.2016

	Common		Preferred
Itaú Unibanco Holding S.A.	shares	%	shares	%	Total	%

IUPAR - Itaú Unibanco Participações S.A.	1,553,990,549	51.00000	-	-	1,553,990,549	25.969458
Nationality: Brazilian
CNPJ 04.676.564/0001-08

Itaúsa - Investimentos Itaú S.A.	1,178,125,199	38.66458	102,620	0.003494	1,178,227,819	19.689913
Nationality: Brazilian
CNPJ 61.532.644/0001-15

BlackRock, INC	-	-	212,075,817	7.221137	212,075,817	3.544098
Nationality: American

Ações em Tesouraria	2,795	0.00009	46,834,578	1.594708	46,837,373	0.782721

Other	314,921,655	10.335330	2,677,862,736	91.180661	2,992,784,391	50.013811

Total	3,047,040,198	100.00000	2,936,875,751	100.000000	5,983,915,949	100.000000

BASE DATE SINCE 02.27.2009

	Common		Preferred
IUPAR - Itaú Unibanco Participações S.A.	shares	%	shares	%	Total	%

Itaúsa - Investimentos Itaú S.A.	355,227,092	50,000000	350,942,273	100,000000	706,169,365	66,532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15

Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09

Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE 04.29.2016

	Common		Preferred
Companhia E. Johnston de Participações	shares	%	shares	%	Total	%

Fernando Roberto Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 002.938.068-53

João Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 667.197.397-00

Pedro Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 551.222.567-72

Walther Moreira Salles Júnior	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 406.935.467-00

Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

BASE DATE SINCE 05.05.2016

	Common
Itaúsa - Investimentos Itaú S.A.	shares	%	Preferred shares	%	Total	%

Companhia ESA	86,885,691	3.043355	25,011	0.000547	86,910,702	1.169710
Nationality: Brazilian
CNPJ 52.117.397/0001-08

Opportunity Asset Adm. de Recursos de Terceiros Ltda.	-	-	230,415,088	5.036201	230,415,088	3.101100
Nationality: Brazilian
CNPJ 05.395.883/0001-08

Fundação Itaú Social	324,052,504	11.350625	6,588,007	0.143995	330,640,511	4.450010
Nationality: Brazilian
CNPJ 59.573.030/0001-30

Fundação Petrobras de Seguridade Social - PETROS	430,098,937	15.065125	-	-	430,098,937	5.788596
Nationality: Brazilian
CNPJ 34.053.942/0001-50

O. E. Setubal S.A.	6	0.000000	-	-	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	221,941,363	7.773966	144,671,549	3.162098	366,612,912	4.934153
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	339,889,436	11.905347	186,801,616	4.082938	526,691,052	7.088606
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	11.905346	174,152,997	3.806476	514,042,409	6.918371
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	60,276,559	2.111314	36,533,407	0.798514	96,809,966	1.302942
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	60,327,058	2.113083	36,606,772	0.800117	96,933,830	1.304609
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	108,511,239	3.800836	23,893,570	0.522244	132,404,809	1.782004
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	58,979,153	2.065870	35,252,004	0.770506	94,231,157	1.268234
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,919	0.000067	151,455	0.003310	153,374	0.002064
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,919	0.000067	621,369	0.013581	623,288	0.008389
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	96,047,520	3.364268	27,553,814	0.602246	123,601,334	1.663520
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,919	0.000067	1,915	0.000042	3,834	0.000052
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,919	0.000067	7,806	0.000171	9,725	0.000131
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	95,674,621	3.351206	28,876,914	0.631165	124,551,535	1.676309
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	1,919	0.000067		-	1,919	0.000026
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,919	0.000067		-	1,919	0.000026
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	91,022,180	3.188244	25,023,918	0.546950	116,046,098	1.561836
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	1,392,224	0.048766	79	0.000002	1,392,303	0.018739
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	95,237,233	3.335886	25,698,667	0.561698	120,935,900	1.627647
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,919	0.000067	-	-	1,919	0.000026
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	95,193,106	3.334340	27,454,775	0.600081	122,647,881	1.650688
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,919	0.000067	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.378-21

Rodrigo Ribeiro do Valle Setubal	1,919	0.000067	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.298-02

Patricia Ribeiro do Valle Setubal	1,919	0.000067	45,956	0.001004	47,875	0.000644
Nationality: Brazilian
CPF 230.936.328-62

Tesouraria	-	-	-	-	0	-

Other	346,697,660	12.143819	3,564,707,811	77.914104	3,911,405,471	52.642649

Total	2,854,931,054	100.000000	4,575,176,570	100.000000	7,430,107,624	100.000000

BASE DATE SINCE 04.29.2016

	Common
Companhia ESA	shares	%	Total	%

O. E. Setubal S.A.	6	0.000000	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90

Rudric ITH S.A.	221,941,363	13.312252	221,941,363	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45

Alfredo Egydio Arruda Villela Filho	339,889,436	20.386888	339,889,436	20.386888
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	20.386887	339,889,412	20.386887
Nationality: Brazilian
CPF 066.530.828-06

Ricardo Villela Marino	60,276,559	3.615445	60,276,559	3.615445
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	60,327,058	3.618474	60,327,058	3.618474
Nationality: Brazilian
CPF 271.943.018-81

Paulo Setubal Neto	108,511,239	6.508606	108,511,239	6.508606
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 077.540.228-18

Julia Guidon Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.358-08

Paulo Egydio Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	58,979,153	3.537625	58,979,153	3.537625
Nationality: Brazilian
CPF 570.405.408-00

Fernando Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 296.682.978-81

Olavo Egydio Setubal Júnior	96,047,520	5.761021	96,047,520	5.761021
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 350.572.098-41

Luiza Rizzo Setubal Kairalla	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 323.461.948-40

Roberto Egydio Setubal	95,674,621	5.738654	95,674,621	5.738654
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	91,022,180	5.459596	91,022,180	5.459596
Nationality: Brazilian
CPF 011.785.508-18

Beatriz de Mattos Setubal da Fonseca	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 316.394.318-70

Gabriel de Mattos Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	95,237,233	5.712419	95,237,233	5.712419
Nationality: Brazilian
CPF 014.414.218-07

Alfredo Egydio Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 407.919.708-09

Marina Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 384.422.518-80

Ricardo Egydio Setubal	95,193,106	5.709772	95,193,106	5.709772
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.378-21

Patricia Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.328-62

Rodrigo Ribeiro do Valle Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 230.936.298-02

Total	1,667,196,262	100.000000	1,667,196,262	100.000000

BASE DATE SINCE 01.05.2012

	Common
O. E. Setubal S.A.	shares	%	Total	%

Paulo Setubal Neto	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 638.097.888-72

Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00

Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29

Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52

José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18

Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07

Ricardo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 033.033.518-99

Total	700,000	100.000000	700,000	100.000000

BASE DATE SINCE 05.30.2016

	Common
Rudric ITH S.A.	shares	%	Total	%

Maria de Lourdes Egydio Villela	2	0.0000002	2	0.0000002
Nationality: Brazilian
CPF 007.446.978-91

Ricardo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 252.398.288-90

Rodolfo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 271.943.018-81

Total	878,122,004	100.000000	878,122,004	100.000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders’ meeting

a)	number of individual shareholders
b)	number of corporate shareholders (Excluding the corporate shareholder that is an institutional investor.)
c)	number of institutional investors
d)	number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.27.2016
Number of stockholders - individuals	106,676
Number of stockholders - companies	12,002
Number of institutional investors	1,035

Outstanding shares

Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares

Number of common shares (units)	288,923,288	9.482%
Number of preferred shares (units)	2,867,204,863	97.628%
Total	3,156,128,151	52.744%

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

15.4 – Flowchart of stockholders and economic group

(1) Date: 09.30.2016.

Percentage do not include treasury shares

(*) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(2) Date: 12.31.2015.

Direct and indirect subsidiaries

Direct and indirect controlling stockholders

Direct controlling stockholders

Itaúsa - Investimentos Itaú S.A.

IUPAR - Itaú Unibanco Participações S.A.

Indirect controlling stockholders

Alfredo Egydio Arruda Villela Filho

Alfredo Egydio Nugent Setubal

Alfredo Egydio Setubal

Ana Lúcia de Mattos Barretto Villela

Beatriz de Mattos Setubal da Fonseca

Bruno Rizzo Setubal

Camila Setubal Lenz Cesar

Carolina Marinho Lutz Setubal

Cia. E.Jonhston de Participações

Companhia ESA

Fernando Roberto Moreira Salles

Fernando Setubal Souza e Silva

Gabriel de Mattos Setubal

Guilherme Setubal Souza e Silva

João Moreira Salles

José Luiz Egydio Setubal

Julia Guidon Setubal

Luiza Rizzo Setubal Kairalla

Marcelo Ribeiro do Valle Setubal

Maria Alice Setubal

Maria de Lourdes Egydio Villela

Mariana Lucas Setubal

Marina Nugent Setubal

O.E. Setubal S.A.

Olavo Egydio Setubal Júnior

Olavo Egydio Mutarelli Setubal

Patrícia Ribeiro do Valle Setubal

Paula Lucas Setubal

Paulo Egydio Setubal

Paulo Setubal Neto

Pedro Moreira Salles

Ricardo Egydio Setubal

Ricardo Villela Marino

Roberto Egydio Setubal

Rodolfo Villela Marino

Rodrigo Ribeiro do Valle Setubal

Rudric ITH S.A.

Tide Setubal Souza e Silva Nogueira

Walther Moreira Salles Júnior

b) Issuer’s main subsidiary and affiliated companies

c) Issuer’s ownership interest in the group’s companies

d) Group companies’ ownership interest in the Issuer

e) Main companies under common control

The table below refers to items “b” and “e” above:

	Participation on
In Brazil	voting capital (%)	Share Capital (%)
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary

Itaú Corretora de Valores S. A.	-	2.87	Subsidiary

Itaú Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Unibanco Negócios Imobiliários Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú Chile Holdings, INC.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved (At the time of the annual presentation of the reference form, information should refer to the three past years. In case of presentation of the reference form due to a registration request for the distribution of securities, information should refer to the three past years and the current year.

a) event

b) main business conditions

c) companies involved

d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members

e) corporate structure before and after the transaction

f) mechanisms adopted to ensure the equitable treatment among shareholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$500 million or that have been subject to disclosure of material fact in the past three years.

2016

BMG

Event	Acquisition of the ownership interest of Banco BMG S.A.(“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”).

Main conditions of the transaction	On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, an agreement was entered into establishing the combination of the payroll loan business of BMG and Itaú BMG Consignado, which will now be concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMGA. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a sixty percent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG became the holder of the remaining forty percent (40%).

On September 29, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which Itaú Unibanco undertakes to purchase the totality of the interest held by BMG in Itaú BMG Consignado, corresponding to 40% of total capital, for the approximate amount of R$ 1.28 billion. This acquisition is subject to the compliance with certain conditions precedent provided for in the Agreement, including the obtainement of the required applicable regulatory approvals.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels tied to BMG and its affiliates.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A. will become the holder of 100% Itaú BMG Consignado’s total and voting capital after the compliance with the conditions precedent provided for in the Agreement.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it did not produce repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

2015

Recovery

Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).

Main conditions of the transaction	At December 31, 2015, we entered into a purchase and sale agreement and other covenants (“Agreement”) with Banco BTG Pactual S.A. (“BTG”) through which we undertook to acquire 81.94% of ownership interest in of Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of ownership interest in Recovery’s capital, Itaú Unibanco undertook, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related activities of recovery of portfolios held by BTG.

After the compliance with certain conditions established in the agreement (including obtaining the required regulatory authorizations), the acquisition amount of Recovery and portfolios was R$ 1.210 billion restated from the execution date to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016, and the amount paid is subject to adjustment at a future price.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There were no changes in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the conditions precedent set forth in the agreement, among which is the obtainment of the required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% was acquired from BTG and 7.14% was acquired from other stockholders.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it does not have effects on the equitable treatment of the Issuer’s stockholders.

ConectCar

Event
Main conditions of the transaction	On October 21, 2015, we entered into, through our subsidiary Rede, a share purchase and sale agreement in which we undertook to acquire from Odebrecht Transport S.A. 50% of capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining percentage (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company that provides intermediation services for automatic payment of toll, fuel and parking lot. In October 2015, it was listed second in the ranking of the largest companies in this sector. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The implementation of purchase and sale of shares and execution of the shareholders’ agreement between Rede and Ipiranga Produtos de Petroleo S.A. was on January 29, 2016, after the compliance with the usual conditions precedent in this type of transaction, including obtaining the applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There were no changes in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the usual conditions precedent in this type of transaction, including obtaining the applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it does not have effects on the equitable treatment of the Issuer’s stockholders.

2014

Via Varejo

Event	Termination of operating agreements between Itaú Seguros S.A. (“Itau Seguros”) and Via Varejo S.A. (“Via Varejo”).

Main conditions of the transaction	On October 1, 2014, the operating agreements between Itaú Seguros S.A. and Via Varejo S.A. related to offer of extended warranty insurance at the stores of Ponto Frio and Casas Bahia were terminated before their maturity. As a result of this advanced termination by Via Varejo S.A., this company paid to Itaú Seguros S.A. the amount of R$ 584 million on October 8, 2014, which corresponds mostly to the refund of amounts disbursed by Itaú Seguros S.A. pursuant to these agreements, duly restated.

Companies involved	Itaú Seguros and Via Varejo.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There were no changes in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There were no changes in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it does not have effects on the equitable treatment of the Issuer’s stockholders.

Large Corporate P&C Insurance Business

Event	Sale of Itaú Seguros Soluções Corporativas S.A. (“ISSC”) (Large Corporate P&C Insurance Business).

Main conditions of the transaction	On July 4, 2014, we entered into a “Share Purchase and Sale Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which we undertook, including through certain subsidiaries, to sell our total interest in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

As a result of the spin-off of Itaú Seguros S.A., ISSC held large risk insurance operations of Itaú Unibanco Conglomerate, which clients were middle-market and large companies with policies with high amounts insured.

After the compliance with certain conditions set forth in the agreement(including obtainment of the required regulatory authorizations), the acquisition amount of ISSC was R$1.515 billion, paid in cash by ACE. The transfer of shares and the financial settlement of the transaction occurred on October 31, 2014, and the amount paid was adjusted by R$13.5 million on September 3, 2015 based on the difference between the stockholders’ equity positions in the pro forma balance sheet and year-end balance sheet.

Companies involved	Itaú Unibanco Holding S.A., Itaú Seguros Soluções Corporativas S.A., Itaú Seguros S.A., Itauseg Participações S.A. and ACE Ina International Holdings, Ltd.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the compliance with the conditions precedent set forth in the agreement, among which is the obtainment of the required regulatory authorizations, ACE Ina International Holdings, Ltd acquired the 100% shares of Itaú Seguros Soluções Corporativas S.A.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

Itaú CorpBanca

Event	Merger of operations of Banco Itaú Chile with CorpBanca in Chile and Colombia.

Main conditions of the transaction	On January 29, 2014, Itaú Unibanco Holding S.A. (“Itaú Unibanco Holding”) and its subsidiary, Banco Itaú Chile (“BIC”), entered into an agreement with CorpBanca and its controlling shareholders (Corp Group), establishing the terms and conditions of the union of operations between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates (“Transaction Agreement”). This merger will be consummated by means of (i) BIC’s capital increase in the amount of US$652 million, carried out by Itaú Unibanco Holding or one subsidiary, (ii) merger of BIC into CorpBanca; CorpBanca, with the cancellation of all BIC’s shares and issue of 172,048,565,857new shares by CorpBanca, attributed to BIC’s shareholders, so that the interests in the bank resulting from the merger (that will be called “Itaú CorpBanca”) are 33.58%, for Itaú Unibanco Holding, and 33.13%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

On June 2, 2015, Itaú Unibanco Holding, together with its subsidiary, BIC, entered into an amendment to the Transaction Agreement, agreeing to, among others, (i) allow CorpBanca to distribute to its stockholders additional dividends in the amount of (a) CLP$239.860 million in 2015 (equivalent to approximately US$395 million at that time) and (b) UF124,105 (unidades de fomento – Chilean indexed unit of value adjusted on a daily basis to reflect inflation of the previous month in Chile) (equivalent to approximately US$5 million at the time), at the same occasion it distributes the profits generated in 2015, and (ii) reduce the value of dividends that would be paid to BIC’s stockholders in relation to the distributable net income for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, BIC and CorpBanca held their Annual General Stockholders’ Meetings, when stockholders representing more than two thirds of each bank’s capital approved the merger of BIC and CorpBanca, and the new provisions on dividend distribution agreed in the amendment to the Transaction Agreement.

On September 4, 2015, the last pending regulatory approval from the Chilean Superintedency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) was obtained and the merger was completed on April 1st, 2016. Accordingly, Itaú Unibanco Holding now controls the surviving entity – Itaú CorpBanca – with 33.58% interest in its capital. Therefore, Itaú CorpBanca succeeded Banco Itaú Chile regarding its assets, liabilities, rights, obligations and licenses.

At the same date, Itaú Unibanco Holding and Corp Group entered into a shareholders’ agreement with the provisions regarding the election of management members, matters subject to the joint approval of Itaú Unibanco Holding and Corp Group, as well as the transfer of shares between Itaú Unibanco Holding and Corp Group and also for third parties.

Companies involved	Itaú Unibanco Holding S.A.; Banco Itaú Chile, Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco Holding S.A. interest in Itaú CorpBanca is approximately 33.58% of the total shares. This percentage is the result from the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation was completed on April 1st, 2016.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

Itaú BBA

Event	Partial spin-off of Banco Itaú BBA S.A (Itaú BBA).

Main conditions of the transaction	On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the stockholders’ equity to Itaú Unibanco.

With the partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities, including its securities and loan portfolios and all other assets and liabilities related to such activities, were transferred to Itaú Unibanco. Itaú BBA retained its investment banking and cash management activities.

The main motivation for the corporate restructuring process was the optimization of the capital structure of Itaú Unibanco, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank on May 02, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Itaú BBA and Itaú Unibanco.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it did not produce repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

BMG

Event	Joint Venture with Banco BMG S.A. (“BMG”), aimed at offering, distributing and making payroll loans in the Brazilian territory.

Main conditions of the transaction	On July 09, 2012, Itaú Unibanco S.A. entered into an association agreement with Banco BMG S.A. (“BMG”), a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (“BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), controlled by Itaú Unibanco S.A., which holds, directly, 70% of the total voting capital. BMG initially held the remaining thirty per cent (30%). The initial capital stock of the Association was one (R$1) billion reais. Itaú Unibanco S.A. is entitled to nominate the majority of the Board of Directors members and the majority of its officers, including the Chief Executive Officer. BMG has the right to appoint the commercial, operations and collections officers of the BMG Association, subject to Itaú Unibanco S.A.’s approval.

Until the merger of operations described below, BMG shared its distribution channels operated by baking correspondents with Itaú BMG Consignado, which had the right to finance seventy per cent (70%) of the payroll loans generated by such distribution channels. The remaining thirty percent (30%) were directly contracted by BMG.

The payroll loans granted to Itaú Unibanco S.A.’s clients through its branches and other exclusive channels remain separate from the operations related to the BMG Association. Itaú Unibanco and its affiliates also have the right to offer their products and services to the association customers.

This transaction was approved by the Brazilian Antitrust Authority (CADE) and the definitive agreements regulating the BMG Association were entered into on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the BMG Association. The closing of this transaction took place on January 7, 2013. In April, 2013, the Central Bank of Brazil approved the operation.

Additionally, on April 29, 2014, an agreement was entered into to establish the combination of the payroll loan activities of BMG and Itaú BMG Consignado, which will now be concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased, fully subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a sixty percent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG became the holder of the remaining forty percent (40%).

Accordingly, from July 25, 2014, and during the term of the BMG Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, and some exceptions set forth in the agreements that govern the BMG Association should be observed.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A became the holder of 60% of Itaú BMG Consignado’s total and voting capital

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

2013

Credicard

Event	Acquisition of Shares and Quotas of Credicard and Credicard Promotora.

Main conditions of the transaction	On May14, 2013, Itaú Unibanco S.A. (“Itaú Unibanco”), Banco Citibank S.A. and its affiliated company Corinth Hold Co LLC signed a purchase and sale agreement for the acquisition of 100% shares issued by Credicard and 100% of quotas of Credicard Promotora for the approximate amount of R$2.8 million. Responsible for the offer and distribution of financial services and products, mainly personal loans and credit cards, Credicard and Citifinancial have a base of 4.8 million credit cards and a consumer credit portfolio of R$7.3 billion (gross amount in December 2012). The transaction was completed on December 20, 2013.

On August 31, 2014, Credicard was merged into Banco Itaucard S.A.

Companies involved	Itaú Unibanco; Banco Citibank S.A., Corinth Hold Co LLC, Credicard and Credicard Promotora.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco Holding started to hold, through its subsidiaries, 100% of shares of Credicard and quotas of Credicard Promotora.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since there were no repercussions in the equitable treatment of Itaú Unibanco Holding stockholders.

15.8. Other relevant information

Additional Information on items 15.1/15.2

a) For the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the company informed that, on March 30, 2011, it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRoc acquired 159,335,737 preferred shares of Itaú Unibanco Holding.

Considering the several corporate events in the company since the acquisition of interest, the changes in the stockholding position of BlackRock, which represents 7.221137% of the preferred shares and 3.544098% of the capital stock o BlackRock, are presented below.

STATEMENT OF CHANGES IN BLACROCK’S STOCKHOLDING POSITION

DATE	EVENT	BEGINNING BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

c) The Extraordinary General Meeting held on 09.14.2016, resolved on the increase in the subscribed and paid in capital stock for the amount of R$ 12,000,000,000.00 from R$ 85,148,000,000.00 to R$ 97,148,000,000.00. The increase of capital shall be effected with the issue of 598,391,594 new book-entry shares, with no par value, being 304,704,019 common and 293,687,575 preferred shares, which shall be granted to the holders of the shares in the form of bonus shares. This transaction was approved by the Central Bank of Brazil on 09.23.2016. Stockholders with shares held at the close of the record date of 10.17.2016 shall be entitled to bonus shares and the new shares shall be released for trading ex-bonus share rights as from 10.18.2016, these new shares to be included in the shareholding position of 10.21.2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2015 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the September 30, 2016 base date.

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.2 - Changes in the securities held in treasury:

Due to the bonus shares carried out in fiscal year 12/31/2014 and 2013 and on July 17, 2015 we provide a line stating the event. On April 27, 2016, the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock was approved, and we provide a line stating the event. This event was approved by the Central Bank of Brazil (Bacen) on 06/07/2016.

a. initial number of securities;

b. number of securities purchased;

c. weighted average purchase price;

d. number of securities disposed of;

e. weighted average disposal price;

f. number of securities cancelled;

g. final number of securities;

h. percentage in relation to outstanding securities of the same class and type.

9/30/2016

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,795		0.0%
Acquisition	-
Disposal	-
Share bonus	-
Closing balance (**)	2,795		0.0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	162,562,650			5.7%
Acquisition	7,990,000	R$	25.06
Disposal	(23,718,072)	R$	26.70
Cancellation (*)	(100,000,000)
Closing balance (**)	46,834,578			1.6%

(*) Approved by the Central Bank Of Brazil on 06/07/2016

(**) The bonus shares approved by the Central Bank of Brazil on 09/23/2016 will be in treasury on 10/21/2016

12/31/2015

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,541		0.0%
Acquisition	-
Disposal	-
Share bonus	254
Closing balance	2,795		0.0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	53,828,551			1.9%
Acquisition	111,524,800	R$	28.80
Disposal	(11,216,615)	R$	26.65
Share bonus	8,425,914
Closing balance	162,562,650			5.7%

12/31/2014

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,310		0.0%
Acquisition	-
Disposal	-
Share bonus	231
Closing balance	2,541		0.0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	68,867,010			2.8%
Acquisition	1,000,000	R$	34.75
Disposal	(21,801,786)	R$	25.75
Share bonus	5,763,327
Closing balance	53,828,551			1.9%

12/31/2013

Common

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,100		0.0%
Acquisition	-
Disposal	-
Share bonus	210
Closing balance	2,310		0.0%

Preferred

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	52,554,239			2.3%
Acquisition	23,500,000	R$	28.18
Disposal	(11,894,136)	R$	27.85
Share bonus	4,706,907
Closing balance	68,867,010			2.8%

19.3 Regarding the equity held in treasury at the end of the last fiscal year, indicate, in a table format, monthly basis, segregating by type, class, and species:

a) Quantity;

b) Acquisition weighted average price;

c) Percentage regarding the securities in circulation of the same class and specie.

Base period	Year	Kind (class and type)	Number	weighted average purchase price (R$)		% in relation to outstanding securities of the same class and type
January	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	64,707,344	R$	31.03	2.4%
February	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	59,848,865	R$	31.52	2.2%
March	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	61,842,459	R$	30.97	2.3%
April	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	61,759,218	R$	-	2.3%
May	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	61,727,947	R$	-	2.3%
June	2015	Common shares	2,541	R$	-	0.0%
		Preferred shares	81,690,951	R$	30.87	3.0%
July (*)	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	92,685,065	R$	31.00	3.1%
August	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	122,359,040	R$	27.11	4.2%
September	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	133,823,950	R$	27.29	4.6%
October	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	133,823,950	R$	-	4.6%
November	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	142,362,650	R$	28.31	4.9%
December	2015	Common shares	2,795	R$	-	0.0%
		Preferred shares	162,562,650	R$	27.85	5.7%
January	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	170,552,650	R$	25.06	6.0%
February	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	157,197,934	R$	-	5.5%
March	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	155,228,709	R$	-	5.4%
April	2016	Common shares	2,795	R$	-	0.0%
		Preferred shares	55,022,579	R$	-	1.9%

(*) Bonus shares - ASM of April 29, 2015.